SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Synergy Pharmaceuticals Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.0001 PER SHARE

(Title of Class of Securities)

871639 308

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons R. Merrill Hunter I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,831,057(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,831,057 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,831,057 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.62%(2)

14	Type of Reporting Person* IN

(1)   Includes 462,500 shares of common stock issuable upon exercise of warrants.

(2)   Based upon an aggregate of 73,261,779 shares of the Issuer’s issued and outstanding common stock as of January 17, 2013.

This Amendment No. 1 (“Amendment No.1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 23, 2011 (the “Schedule 13D”) relating to the beneficial ownership by R. Merrill Hunter (the “Reporting Person”) of common stock, par value $0.0001 per share (the “Common Stock”), of Synergy Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  Information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The responses of the Reporting Person to rows (7) through (13) of the cover page of this Schedule 13D are referenced herein.

Pursuant to the Agreement and Plan of Merger, dated as of July 20, 2012, as amended October 15, 2012 (the “Merger Agreement”), by and between the Issuer and Callisto Pharmaceuticals, Inc.(“Callisto”), Callisto merged with and into the Issuer (the “Merger”). Upon the effective time of the Merger, January 17, 2013, each share of Callisto common stock was cancelled and exchanged for .1799 shares of Issuer common stock (the “Exchange Ratio”).

As a result of the Merger, the 21,891,922 shares of Callisto common stock held by the Reporting Person were exchanged for 3,938,357 shares of Issuer Common Stock, and at the effective time of the Merger, January 17, 2013, the Reporting Person beneficially owned 7,831,057 shares or 10.62% of the Issuer’s Common Stock (based upon 73,261,779 shares of the Issuer’s common stock issued and outstanding as of January 17, 2013).

Item 6.	Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.
Item 6 is hereby amended by adding the following information: The description of the Merger Agreement described in Item 5 is hereby incorporated by reference.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: January 29, 2013	/s/ R. Merrill Hunter
R. Merrill Hunter